UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On February 7, 2025, Sportradar Group AG (the “Company”) issued a press release announcing that its subsidiary, Sportradar AG (“Sportradar”), entered into an eight-year exclusive license agreement (the “MLB Agreement”) through the 2032 MLB season with MLB Advanced Media, L.P. (“MLB”) and certain MLB affiliates. Pursuant to the MLB Agreement, Sportradar is MLB’s exclusive global distributor of betting and media data, as well as the exclusive distributor of live game video for international betting markets. Commencing with the 2025 season, Sportradar will also provide data distribution services and integrity services to MLB. In consideration of the rights and benefits granted under the MLB Agreement, Sportradar has agreed to pay MLB the applicable annual license fees and the parties entered into a subscription agreement pursuant to which MLB will be issued up to an aggregate of 1,855,724 Class A ordinary shares of the Company over the duration of the MLB Agreement, subject to customary terms, conditions and adjustments. The press release attached to this Current Report on Form 6-K as Exhibit 99.1 is incorporated herein by reference.

Exhibit Number	Description

99.1	Press Release of Sportradar Group AG, dated February 7, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2025

SPORTRADAR GROUP AG

By:	/s/ Craig Felenstein
Name: Craig Felenstein
Title: Chief Financial Officer